Exhibit 99.1

LATAM projects operations of 83% for November and reaches 144 destinations, matching pre-pandemic levels

Santiago (Chile), November 10, 2022 - LATAM group projects passenger operations 83% for November (measured in available seat-kilometers - ASK) in comparison to the same time period in 2019 (in a pre-pandemic scenario) and maintains its projection to exceed 85% in terms of consolidated operational recovery by the end of the year. This month, the group will hit a major milestone in resuming to fly to the same number of destinations as it did prior to the Covid-19 pandemic in November 2019. At the same time, the group restarted its routes of Curitiba-Santiago and Antofagasta-Lima, which solidified its regional network connectivity.

LATAM plans to operate approximately 1,347 daily national and international flights this month, connecting 144 destinations across 22 countries. Meanwhile, the cargo business has more than 1,500 flights scheduled. All these projections are subject to changes in the pandemic across the countries in which it operates.

In October 2022, passenger traffic (measured in revenue passenger-kilometers – RPK) was 82.8% compared to the same time period in 2019, based on an operation measured in ASK (available seat-kilometers) of 81.9% compared to October 2019. This suggests that the load factor increased 0.9%, reaching 83.3%.

For cargo, the load factor was 55.4%, corresponding to an increase of 0.7 points compared to October 2019.

LATAM Group Operational Estimate – November 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil	●	89% projected operation (versus November 2019). In comparison to October 2022 projections: 88%
		o	97% domestic and 80% international
	●	Total November destinations: 54 domestic and 21 international.
		o	Updates:
	●	International: Restart of route Curitiba-Santiago (3 f/w)

Chile	●	78% projected operation (versus November 2019). In comparison to October 2022 projections: 75%
		o	71% domestic y 82% international
	●	Total November destinations: 17 domestic y 26 international.
		o	Updates:
	●	International: Restart of routes Santiago-Curitiba (3 f/w) and Antofagasta-Lima (2 f/w).

Colombia	●	110% projected operation (versus November 2019). In comparison to October 2022 projections: 113%
		o	114% domestic and 104% international
	●	Total November destinations: 17 domestic and 5 international.

Ecuador	●	67% projected operation (versus November 2019). In comparison to October 2022 projections: 52%
		o	127% domestic and 50% international
	●	Total November destinations: 8 domestic and 4 international.

Peru	●	79% projected operation (versus November 2019). In comparison to October 2022 projections: 78%
		o	101% domestic and 71% international
	●	Total November destinations: 19 domestic and 27 international.
		o	Updates:
	●	International: Restart of route Lima-Antofagasta (2 f/w).

Cargo	●	105% projected operation (versus November 2019). October 2022 projection reference: 105%
		o	79% domestic belly and 84% international belly*
		o	164% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

Operational Estimate by Segment vs. 2019 – November 2022

(Measured in ASK)

Domestic Spanish-speaking countries	77%
Domestic Brazil	97%
International	76%
Consolidated Total	83%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

October 2022 Traffic Report

	October			October		Year to Date			Year to Date
LATAM AIRLINES OPERATIONS	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,640	5,802	48.9%	10,435	-17.2%	75,216	36,274	107.4%	103,120	-27.1%
DOMESTIC SSC (1)	1,666	1,521	9.6%	1,868	-10.8%	15,713	10,123	55.2%	18,183	-13.6%
DOMESTIC BRAZIL (2)	2,908	2,626	10.7%	3,129	-7.1%	26,546	17,593	50.9%	26,778	-0.9%
INTERNATIONAL (3)	4,066	1,655	145.7%	5,438	-25.2%	32,957	8,558	285.1%	58,160	-43.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,371	7,273	42.6%	12,656	-18.1%	92,252	50,508	82.6%	123,362	-25.2%
DOMESTIC SSC (1)	2,046	1,926	6.2%	2,432	-15.9%	19,421	13,599	42.8%	22,394	-13.3%
DOMESTIC BRAZIL (2)	3,639	3,060	18.9%	3,667	-0.8%	33,362	22,273	49.8%	32,714	2.0%
INTERNATIONAL (3)	4,687	2,287	104.9%	6,556	-28.5%	39,469	14,636	169.7%	68,255	-42.2%

PASSENGER LOAD FACTOR
SYSTEM	83.3%	79.8%	3.5pp	82.5%	0.9pp	81.5%	71.8%	9.7pp	83.6%	-2.1pp
DOMESTIC SSC (1)	81.5%	79.0%	2.5pp	76.8%	4.7pp	80.9%	74.4%	6.5pp	81.2%	-0.3pp
DOMESTIC BRAZIL (2)	79.9%	85.8%	-5.9pp	85.3%	-5.4pp	79.6%	79.0%	0.6pp	81.9%	-2.3pp
INTERNATIONAL (3)	86.8%	72.4%	14.4pp	82.9%	3.8pp	83.5%	58.5%	25.0pp	85.2%	-1.7pp

PASSENGER BOARDED (thousand)
SYSTEM	5,707	4,571	24.9%	6,537	-12.7%	51,020	29,918	70.5%	60,780	-16.1%
DOMESTIC SSC (1)	2,259	1,997	13.1%	2,329	-3.0%	20,967	13,275	57.9%	21,852	-4.0%
DOMESTIC BRAZIL (2)	2,582	2,244	15.0%	2,969	-13.1%	23,240	14,804	57.0%	25,246	-7.9%
INTERNATIONAL (3)	867	330	163.0%	1,239	-30.0%	6,814	1,839	270.6%	13,682	-50.2%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	316	266	18.8%	299	5.9%	2,896	2,469	17.3%	2,900	-0.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	571	439	30.2%	547	4.5%	5,085	3,832	32.7%	5,264	-3.4%

CARGO LOAD FACTOR
SYSTEM	55.4%	60.7%	-5.3pp	54.6%	0.7pp	57.0%	64.4%	-7.5pp	55.1%	1.9pp

Note: While Argentina's domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net